UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13GA
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Key Tronic Corp
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

493 144 109
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(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
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1 NAMES OF REPORTING PERSONS
IRS INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Davidson Investment Advisors, Inc.
41-0956607
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
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3 SEC USE ONLY
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4 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States Of America
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5 SOLE VOTING POWER
  N/A

6 SHARES VOTING POWER
  872,405

7 SOLE DISPOSITIVE POWER
  N/A

8 SHARED DISPOSITIVE POWER
  9,673,000

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,673,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (9) EXCLUDES     [ ]
   CERTAIN SHARES


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   9%

12 TYPE OF REPORTING PERSON
   IA

ITEM 1.
(a)  NAME OF ISSUER
     Key Tronic Corp

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
     North 4424 Sullivan Road
     Spokane, WA 99216

ITEM 2.
(a)  NAME OF PERSON FILING
     Davidson Investment Advisors, Inc.

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
     RESIDENCE
     8 Third Street North
     Great Falls MT  59401

(c)  CITIZENSHIP
     N/A

(d)  TITLE OF CLASS OF SECURITIES
     Common Stock

(e)  CUSIP NUMBER
     493 144 109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19)of the Act

(d) [ ] Investment Company registered under section 8 of the
        Investment Company Act

(e) [X] Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)
        (H) Not Applicable

(g) [ ] Parent Holding Company, in accordance with
Section 240.13d-1(b)(ii)(G)
(Note:  See Item 7)

(h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
         Not Applicable

ITEM 4.	OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) AMOUNT BENEFICIALLY OWNED
    9,673,000

(b) PERCENT OF CLASS
    9%

(C) NUMBERS OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
    N/A

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
     872,405

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
      N/A

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
     9,673,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefits plan, pension fund or endowment fund is not required.
 N/A

ITEM 7. INDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
 N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach and exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
 N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
 N/A

ITEM 10. CERTIFICATION

The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):

BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE
OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 2003


William J. Dezellem
Senior Vice President & Chief Investment Officer